FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Cleary, Peter Douglas (Last) (First) (Middle) 6171 McLeod Drive (Street) Henderson, NV 89120 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol PDS Gaming Corporation PDSG 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for Month/Day/Year April/2003 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

     (Check all applicable)

   X   Director

   X   Officer (give title below)

      10% Owner

      Other (specify below)

President and Chief Operating Officer

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

   X   Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	4/1/03	4/1/03	P		1,597.4	A	.986	15,955.3 (5)	D

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
(Right to Buy) Common Stock	$2.50							(1)	9/7/05	Common Stock	50,000	(3)	50,000	D
(Right to Buy) Common Stock	$1.63							(2)	11/1/05	Common Stock	4,000	(3)	4,000	D
(Right to Buy) Common Stock	$9.13							(4)	5/14/08	Common Stock	15,000	(3)	15,000	D
(Right to Buy) Common Stock	$4.37							(6)	6/30/09	Common Stock	50,000	(3)	50,000	D
(Right to Buy) Common Stock	$4.37							(7)	6/30/09	Common Stock	25,000	(3)	25,000	D
(Right to Buy) Common Stock	$3.78							(8)	2/28/12	Common Stock	10,000	(3)	10,000	D

 Explanation of Responses:

 (1) 100% vested   (2) 100% vested   (3) These options were granted under the 1993 Stock Option Plan, which plan satisfies the requirement of Rule 16b-3  (4) Grant Date: 5/14/98; exercisable in annual increment of 20% (3,000) beginning on May 14, 1999  (5) Includes 13,355.3 shares purchased under the Corporate Employee Purchase Plan (6) Grant Date: 6/30/99; exercisable in annual increment of 20% (10,000) beginning on June 30, 2000  (7)Grant Date: 6/30/99; exercisable in annual increment of 20% (5,000) beginning on June 30, 2000 (8) Grant Date: 2/28/02; exercisable in annual increment of 20% (2,000) beginning on February 28, 2003

/s/ Peter D. Cleary ** Signature of Reporting Person	4/2/03 Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002